UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2003 or
[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission File Number 1-14768

NSTAR SAVINGS PLAN
(Full title of the plan)

                                           NSTAR
(Name of issuer of the securities held pursuant to the plan)

800 Boylston Street, Boston, Massachusetts 02199
(Address of principal executive office)

NSTAR SAVINGS PLAN

TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm	3

Financial Statements -

Statements of Net Assets Available for Benefits -
December 31, 2003 and 2002	4

Statement of Changes in Net Assets Available for Benefits Plan Year Ended December 31, 2003	5

Notes to Financial Statements and Schedule	6 - 12

Supplemental Schedule * -

Supplemental Schedule I: Schedule H, Line 4i - Form 5500 - Schedule of Assets (Held at End of Year) - December 31, 2003	13

Signature	14
EXHIBIT INDEX
Exhibit No. 23 – Consent of Independent Registered Public Accounting Firm

* Certain supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Retirement Plans Committee of the NSTAR Savings Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the NSTAR Savings Plan (the “Plan”) at December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) at December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
Boston, Massachusetts
June 25, 2004

NSTAR SAVINGS PLAN

Statements of Net Assets Available for Benefits
(in thousands)

	December 31,
	2003	2002

Assets
Investments, at fair value:
Registered investment company shares	$ 362,683	$ 290,207
NSTAR Common Share Fund	179,634	163,548
Fidelity Brokerage Link	20,743	13,416
Loans to participants	14,431	13,620

Total investments	577,491	480,791

Other assets:
Receivables -
Employee contributions	285	541
Employer contributions	92	181
Other	493	-

Total other assets	870	722

Net assets available for benefits	$ 578,361	$ 481,513

The accompanying notes are an integral part of these financial statements.

NSTAR SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

Plan year ended December 31, 2003

(in thousands)

Additions to net assets attributed to:

Investment income:
Interest and dividends –
Registered investment company shares	$ 5,575
NSTAR Common Share Fund	7,571
Interest on participant loans	910
14,056
Net appreciation in fair value of investments:
Registered investment companies	58,757
NSTAR Common Share Fund	15,506
Fidelity Brokerage Link	4,628
78,891
Contributions:
Employee	23,152
Employer	8,244
31,396

Total additions	124,343

Deductions from net assets attributed to:

Benefits paid to participants or beneficiaries	27,475
Administrative expenses	20

Total deductions	27,495

Net increase in net assets available for benefits	96,848

Net assets available for benefits:

Beginning of the year	481,513

End of the year	$ 578,361

The accompanying notes are an integral part of these financial statements.

NSTAR SAVINGS PLAN

Notes to Financial Statements and Schedule

A.  Description of the Plan

General

The following description of the NSTAR Savings Plan (the “Plan”) provides only general information.  Eligible employees’ (“Participants”) benefits under this Plan are determined in accordance with the Plan document.  Participants should refer to the Plan document for a more complete description of the Plan.  Features of the Plan are described below.

The Plan is administered by the Retirement Plans Committee (“Committee”) of NSTAR, which is empowered to decide questions of eligibility and make other interpretations under the Plan in its discretion, and in general to administer the Plan.  The fiduciaries with respect to the Plan are NSTAR, the Executive Personnel Committee of the Board of Trustees of NSTAR, the Pension Management Committee, the Committee, and the Trustee as defined below.  NSTAR (or the “Company”) has the sole responsibility for determining who has the power to amend and terminate the Plan and certain other duties.  Members of the Executive Personnel Committee select investment funds, appoint investment managers and generally establish policies, including funding and investment policies, for the Plan.  The Pension Management Committee has the responsibility to monitor the performance and operations of the Trustee and any investment manager, to implement funding and investment policies established by the Executive Personnel Committee and to advise that Committee.

The Plan investments are held in trust by Fidelity Management Trust Company (“Fidelity”), the Plan’s Trustee, and Plan records are maintained by an affiliate, Fidelity Investments Institutional Operations Company, the record keeper.  The Trustee retains the Plan assets and makes distributions as instructed by the Committee or its designee.  The Executive Personnel Committee, the Plan sponsor, has the responsibility to appoint and remove the Plan Trustee.

NSTAR is an energy delivery company serving approximately 1.4 million customers in Massachusetts including approximately 1.1 million electric customers in 81 communities and 300,000 gas customers in 51 communities.  Common Shares of NSTAR are listed on the New York and Boston stock exchanges under the trading symbol of NST.

The Plan provides retirement benefits for participating eligible employees through a program of salary-reduction contributions and limited matching employer contributions.  The Plan has been amended from time to time.  The Plan is a defined contribution plan subject to the rules and regulations of the Employee Retirement Income Security Act of 1974 (“ERISA”).  The Plan is qualified under section 401(a) of the Internal Revenue Code (the “Code”) and utilizes the special federal income tax deferral features of section 401(k) of the Code.

Participation

Active NSTAR employees who are full-time or part-time who are regularly scheduled to work at least twenty hours per week, are eligible to participate in the Plan.

Contribution Policy

Participants in the Plan may contribute from 1% to 50% of their compensation on a pre-tax basis, up to the annual Internal Revenue Service (“IRS”) limit of $12,000 and $11,000 in 2003 and 2002, respectively.  This limit will increase by $1,000 each year beyond 2003 until it reaches $15,000 in 2006.  After 2006, the maximum amount will be adjusted for inflation in $500 increments.  Participants can change contributions at any time.  The employer matching contribution feature of the Plan is equal to 50% up to the first 8% of a Participant’s eligible compensation, invested through payroll deductions directed into the Plan.  The matching funds are immediately invested in the NSTAR Common Share Fund and there are no restrictions on Participants transferring these funds to other Plan investments.

Participants are able to elect pre-tax “catch-up” contributions to the Plan.  Catch-up contributions are additional pre-tax contributions for Participants who are at least age 50 or older during the plan year and are contributing the maximum Plan or IRS limit ($12,000 for deferral in 2003) or the Plan’s pre-tax contribution limit (50% of eligible compensation in 2003).  In 2003, the maximum annual pre-tax catch-up contribution was $2,000.  The catch-up contribution will increase to $3,000 in 2004, $4,000 in 2005 and $5,000 in 2006.  After 2006, the catch-up contribution will be adjusted for inflation in $500 increments.  Participants who are at least age 50 but are suspended from making pre-tax contributions to the Plan, are not eligible to make catch-up contributions.

Participants are permitted to “roll-over” eligible pre-tax contributions from other employer sponsored plans such as 401(a) and 401(k) plans, governmental 457(b) plans, and from Conduit and Non-Conduit IRAs to the Plan.

Investment Options

The Plan offers twelve investment options: eight Fidelity-managed investment funds (Asset Manager, Magellan, Retirement Government Money Market, Spartan U.S. Equity Index, Intermediate Bond, International Growth and Income, Growth Company and Mid-Cap Stock), the Morgan Stanley Institutional Fund, Inc. - Small Company Growth Portfolio – Class B (“the MSI Fund”), the Vanguard Fiduciary Trust Company’s Windsor II (a growth and income mutual fund), Fidelity Brokerage Link and the NSTAR Common Share Fund.  Fidelity Brokerage Link is a self-directed brokerage account through which Participants are able to invest in a variety of securities, including stock, bonds, mutual funds and certificates of deposit.  Participant contributions and investment earnings remain available for Participant direction.  Participants are allowed to reallocate their investment in the NSTAR Common Share Fund to other investment options.

Dividends

As further discussed in this report, the Plan allows Participants to reallocate their investment in the NSTAR Common Share Fund to other investment options.  Participants are permitted to reinvest NSTAR common share dividends allocated to the NSTAR Common Share Fund or to receive the distribution of those dividends in cash, or both, subject to a freeze period beginning seven days prior to the date any dividend is paid.  During this seven-day period, Participants cannot change their election.  If Participants elect to receive dividends in cash, they will be invested in the Fidelity Retirement Money Market Portfolio and distributed annually by March 31 of the following year.  These dividends are taxable as ordinary income in the year in which they are received.  Interest earned on these dividends while invested in the Fidelity Retirement Money Market Portfolio will be reinvested in the NSTAR Common Share Fund on an annual basis upon the dividend distribution.

Investments at fair value are summarized below:

(in thousands)	December 31,
	2003	2002
Registered Investment Companies:
Fidelity Asset Manager Fund*	$ 60,889	$ 52,773
Fidelity Magellan Fund*	78,602	61,933
Fidelity Retirement Government Money Market Portfolio*	46,464	46,482
Vanguard Windsor II Fund*	78,547	61,388
Other registered investment companies*	98,181	67,631
Total registered investment companies	362,683	290,207

Fidelity Brokerage Link	20,743	13,416
NSTAR Common Share Fund *	179,634	163,548
Participant loans receivable	14,431	13,620
Total investments (a)	$ 577,491	$ 480,791

 *   Investments representing more than 5% of Plan assets.

(a) All investments listed above represent parties-in-interest to the Plan, except the Vanguard Windsor II
     Fund and the MSI Fund included in other registered investment companies.

Participants’ Accounts

Each Participant account is credited with its contribution and an allocation of Plan earnings (based on the Participant’s account balance) and is charged with expenses, as applicable.  The Company matching contribution is invested in the NSTAR Common Share Fund that a Participant may transfer to any of the Plan’s other investment options at any time.

Vesting

Participants are fully vested at all times in the entire balance of their own contributions to the Plan and are immediately vested in the Company match.

Receiving Payments from the Plan

Participants may be eligible to take a withdrawal from the Plan depending on the assets in their Member Account, Rollover Account, Company Account and Pay Deferral Account and their particular circumstances.  While an active employee at NSTAR, withdrawals from accounts are restricted by the IRS due to the Plan’s tax advantages.

Upon termination of employment, Participant account balances may be paid in a single sum or payment may be deferred until the required beginning date of April 1 following the later of the calendar year in which the Participant attains age seventy and one-half or the calendar year in which the Participant retires.

In addition, Participants have the option of receiving the NSTAR Common Share Fund dividends paid on NSTAR Common Shares in cash, reinvesting them in the NSTAR Common Share Fund, or a combination of the two.  The accumulated dividends of those Participants who elect to receive cash are invested in the Fidelity Retirement Money Market Portfolio prior to receiving an annual distribution by March 31 following the year in which the dividends are credited to their account.  Earnings on these dividends are automatically reinvested in the NSTAR Common Share Fund on an annual basis when the dividends are distributed.  Dividends received in cash are taxable to the Participant as ordinary income in the year in which they are received.  Dividends are paid to the Plan four times a year on February 1, May 1, August 1, and November 1.

Plan Termination

The Plan was established with the intent of continuing it indefinitely.  The Executive Personnel Committee reserves the right to terminate, suspend, withdraw, amend or modify the Plan in whole or in part for any reason at any time subject to applicable laws.  If the Plan is terminated or there is a complete discontinuance of contributions, Participants will continue to be fully vested in their account balances.  Distributions will be made upon Plan termination to the extent consistent with continued qualification of the Plan under the Code of 1986, as amended.  The Code places restrictions on plan termination distributions in the case of a plan such as the Plan, if the employer continues to maintain another similar plan.

Because Participant benefits depend solely on the amount in individual accounts, the Plan is not insured by the Pension Benefit Guaranty Corporation under Title IV of ERISA.

Participant Loans

Participants in the Plan may obtain a loan from the balance in their account.  The loan may not be less than $1,000 nor exceed the lesser of $50,000 or 50% of the market value of the Participant’s account.  A Participant is permitted a maximum of two outstanding loans at any one time.  Loans must be repaid to the Participant’s account over a period not to exceed five years (unless the loan is for the purchase of a principal residence, in which case the repayment period cannot exceed thirty years) via payroll deductions.  New loans are reflected as transfers out of the investment funds and both the principal and interest on the loan are repaid to the borrower’s investment funds.  Interest rates ranged from 4.25% to 10.5% and 4.75% to 10.5% at December 31, 2003 and 2002, respectively.

B.  Summary of Significant Accounting Policies

Basis of Accounting and Use of Estimates

The Plan’s financial statements have been prepared under the accrual method of accounting and in accordance with the rules and regulations of ERISA.  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements.  Actual results could differ from these estimates.

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, mutual funds and other investment securities.  Investment securities are exposed to various risks, such as interest rate, market and credit.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect Participants’ account balances and the amounts reported in the accompanying Statements of Net Assets Available for Benefits and the accompanying Statement of Changes in Net Assets Available for Benefits.

Investments Valuation

The Plan’s investments are stated at fair value.  Fair value of shares of registered investment companies represent the net asset value of such shares as of the close of business at the end of the period.  Fair value of NSTAR common shares are based on the last quoted market price as of the close of business at period end.  Fair values of the Fidelity Brokerage Link assets, which consist primarily of registered investment companies, common stocks and cash reserves, are determined using the methods stated above.  All other investments that are part of the Fidelity Brokerage Link are stated at estimated fair value.  Participant loans are valued at cost plus interest that approximates fair value.

Income Recognition

The allocation of each Plan investment fund’s earnings to a Participant’s account is based on the percentage of the Participant’s units in the fund’s Plan investment and is allocated daily.  Capital gain distributions are included in dividend income.  Dividend income is recorded on the ex-dividend date.  Interest income is recorded on the accrual basis.  Purchases and sales of securities are recorded on a trade-date basis.

Net Appreciation in the Fair Value of Investments

Gains and losses are realized upon distributions (including withdrawals) to Participants and the transfer of all or a portion of a Participant’s account between investment choices.  The Plan presents in the accompanying Statement of Changes in Net Assets Available for Benefits, the net appreciation in the fair value of its investments that consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

Contributions

Salary reduction contributions made on behalf of Participants and matching Company contributions are recorded in the period payroll deductions are made from Participants.  Contributions receivable at December 31, 2003 and 2002 represent amounts withheld from Participants and the corresponding matching Company contributions subsequently deposited to the Plan in the following month.

Distributions and Withdrawals

Distributions and withdrawal payments are recorded when paid.

Transfers Between Investment Choices

Plan Participants may, with certain limitations, elect to transfer their elective contribution account balances from any investment option or options to any of the other options offered by the Plan on a daily basis.

C.  NSTAR Common Share Fund

Information about the significant components of the change in net assets relating to the NSTAR Common Share Fund for the year ended December 31, 2003 is as follows:

(in thousands)

Fair Value, beginning of the year		$ 163,548
Changes in Net Assets -
Dividends	$ 7,571
Interest	414
Contributions	12,845
Net appreciation in fair value	15,506
Benefits paid to Participants	(8,280)
Loans to Participants	(4,468)
Interfund transfers and other	(7,502)	16,086
Fair Value, end of the year		$ 179,634

D.  Expenses

Expenses and charges incurred in the administration of the Plan are generally paid by the Company except for fees primarily related to the Fidelity Brokerage Link that are deducted from certain Participant accounts.  There is no cost to a Participant to initiate a loan.

E.  Related Party Transactions

Certain Plan investments such as shares of mutual funds are managed by an affiliate of Fidelity.  Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest as that term is defined in section 3(14) of ERISA.  Also included in the Plan’s investments are Common Shares of NSTAR, the Plan’s sponsor, and Participant loans that also qualify as party-in-interest transactions.

F.  Reconciliation of Financial Statements to the Form 5500

The following is a reconciliation of net assets available for benefits per the accompanying financial statements to the Form 5500 at December 31, 2003 and 2002:

(in thousands)	2003	2002

Net assets available for benefits per the
accompanying financial statements	$ 578,361	$ 481,513
Less: Contributions receivable	377	722
Net assets available for benefits per the Form 5500	$ 577,984	$ 480,791

The following is a reconciliation of contributions received per the accompanying financial statements to the Form 5500 for the year ended December 31, 2003:

(in thousands)		2003
Contributions per these financial statements		$ 31,396
Add:	Contributions receivable at the beginning of the year	722
Less:	Contributions receivable at the end of the year	377
Contributions per the Form 5500		$ 31,741

G.  Tax Status

The Internal Revenue Service has determined and informed management by a letter dated May 15, 2002, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code.  The Plan administrator and tax counsel for the Plan believe the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.  Therefore, no provision for income taxes has been included in the accompanying Plan’s financial statements.

Supplemental Schedule I

Employer Identification
Number: 04-3466300
Plan Number: 52709

NSTAR SAVINGS PLAN

Schedule of Assets (Held at End of Year)

Schedule H, Line 4i – Form 5500
December 31, 2003

Name of Issuer and Title of Issue

Units/Shares

				Current Value
Fidelity Mutual Funds*:
Asset Manager Fund			3,863,492	$ 60,888,632
Magellan Fund			804,199	78,602,434
Retirement Government Money Market Portfolio			46,464,484	46,464,484
Retirement Money Market Portfolio			361,101	361,101
Spartan U.S. Equity Index Fund			667,465	26,304,777
Intermediate Bond Fund			1,501,217	16,002,973
International Growth and Income Fund			676,527	16,182,514
Growth Company Fund			295,144	14,777,846
Mid-Cap Stock Fund			612,690	13,215,733
Total Fidelity Mutual Funds				272,800,494
Vanguard Windsor II Fund			2,965,142	78,546,606
Morgan Stanley Institutional Fund, Inc. - Small Corporate Growth Portfolio – Class B			1,085,684	11,334,540

Fidelity Brokerage Link*:
Limited Partnerships -
Burnham Pacific Properties, Inc - California Corp.			200	44
Crescent Real Estate Equities Corp.			4,000	68,520
Enterprise Products Partners LP			200	4,910
Kinder Morgan Energy Partners LP			100	4,927
New England Realty Assoc LP			400	21,800
Omega Healthcare Investors Inc			200	1,866
Weingarten Realty Investors Sh Ben Int			80	3,548
Stock Options -	Expiration	Strike Price
(Leap 2005) Computer Associates Int’l (call)	Jan 2004	$5	30	67,500
NASDAQ 100 Trust (call)	Jan 2004	$20	(50)	(5,000)
NASDAQ 100 Trust (put)	Jan 2004	$36	50	250
General Electric Co (call)	Jan 2004	$40	15	75
Kinross Gold Corp (call)	Feb 2004	$10	200	5,000
Gold Fields Ltd (call)	Feb 2004	$15	100	4,500
Other Fidelity Brokerage Link holdings			N/A	20,565,473
				20,743,413
NSTAR Common Share Fund*
Common Shares			3,678,723	178,418,065
Cash			N/A	1,216,272
				179,634,337

Participant Loans* - Rate of interest 4.25% to 10.5%			N/A	14,431,226

Total				$ 577,490,616

* Represent parties-in-interest to the Plan

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Plans Committee of the NSTAR Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NSTAR Savings Plan
Date: June 25, 2004	/s/ Timothy R. Manning
Timothy R. Manning Senior Vice President – Human Resources and Chair of the Retirement Plans Committee on behalf of the NSTAR Retirement Plans Committee